Exhibit 99.1

SIGMA LITHIUM SECURES PREMIUM FINAL PRICE OF US$ 1,333/t FOR 22,000 t OF QUINTUPLE ZERO LITHIUM, WITH 85% PRE-PAYMENT FOR DELIVERY IN 2 WEEKS

•	Sigma Lithium achieved an increased premium fixed price of US$ 1,333/t (13% VAT included), equivalent to US$ 1,160/t (net of VAT) for its 8th shipment of 22,000 tonnes for delivery within 2 weeks.

•	Price discovery was driven through closed private bidding, aiming to maximize the value of its commercial shipment strategy with Glencore.

•	This price is final and non-provisional and represents a meaningful increase over the previous premium prices achieved. As a reference, the final price net of VAT is equivalent to 8.75% of the LME Lithium Hydroxide CIF

São Paulo, Brazil – (March 27, 2024) – Sigma Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral and sustainable, chemical grade lithium concentrate with granulated-particles (“Quintuple Zero Green Chemical Grade Coarse Lithium” or “Product”), is pleased to announce it achieved an increased premium final price of US$ 1,333/t (13% VAT included), equivalent to US$ 1,160/t (net of VAT) for its 8th shipment of 22,000 tonnes currently being delivered to its EXW warehouse at the Port of Vitoria in Brazil.

This price is final and non-provisional and represents a meaningful increase over the previous premium prices achieved by the Company.

•	As a reference, the final price net of VAT is equivalent to 8.75% of the LME Lithium Hydroxide CIF/Fastmarkets CJK price.
•	Price discovery was driven through closed private bidding, aiming to maximize the value of its commercial shipment strategy. Sigma Lithium will continue to adapt its marketing strategy to maximize value capture.

Included in the agreement is a cash prepayment clause, with 85% of the shipment’s value collected by loading.

•	The shipment is part of a commercial distribution and marketing agreement with Glencore that aims to build a low carbon, environmentally and socially sustainable global lithium supply chain for electric vehicles.

This milestone achievement represents a significant improvement in commercial terms for Sigma Lithium, consolidating our leadership in the industry as a large-scale producer of Quintuple Zero Green Chemical Grade Coarse Lithium.

The premium achieved demonstrates the product’s superior quality (chemically and physically quantifiable), as follows:

•	High-purity: low alkalines and low iron oxide enable improved performance of refineries during transformation of the material into high-purity battery grade chemicals certified by leading battery producers.
•	Coarse particles over 5.5mm: improve efficiency and performance for refiners during calcination.

Sigma Lithium Commercial Director, Catarina Noci, notes: “The Company continues to field inbound interest at a feverish pace for our next shipments. We were on the ground in China over the last month with Glencore where it became clear to us that our Quintuple Zero Green Chemical Grade Coarse Lithium concentrate gained significant market share, delivering measurable savings to our customers’ refineries as a result of our Products’ superior physical and chemical properties. Our Product becomes increasingly valuable to our customers when markets are soft, where non-integrated refiners and tollers alike are experiencing tighter operating margins. Sigma Lithium views the warm welcome, incredible demand and favorable commercial terms extended to us, as a reflection of the customers having experienced, over the last 7 months, the remarkable performance and cost savings that Sigma Lithium’s Product brings to their refineries. Therefore, we were able to monetize these tangible costs savings provided to our customers by the Product into a “high quality premium”.

Company CEO, Ana Cabral-Gardner notes, “The Company is now fully established as a leading producer, as a result of consistently delivering large scale shipments of a high-quality Quintuple Zero Green Chemical Grade Coarse Lithium over the last 9 months. Therefore, we entered negotiation rounds for our 8th shipment with significant commercial leverage. The increased premiumization is attributable to the superior performance of our Product for our refining clients who were able to ascertain its efficiency gains and cost savings. Additionally, as a “free bonus” we deliver the only Quintuple Zero Green Lithium in the industry, without receiving a green premium.

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Figure 1: Sigma downstream customers can potentially achieve up to $3,000/t of savings in current market conditions

Figure 2:

Quintuple Zero Chemical Grade Coarse Lithium	Competing high iron oxide fines lithium concentrate

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable lithium concentrate.

Sigma Lithium operates at the forefront of environmental and social sustainability in the EV battery materials supply chain and is currently producing Quintuple Zero Green Lithium concentrate from its Grota do Cirilo Project in Brazil. Phase 1 of the project entered commercial production in 2Q23 and has an annual capacity of 270,000 tonnes of concentrate (36,700 LCE annually). The Company is currently evaluating a decision to expand production via a Phase 2 concentrate line and associated mine which would add another 250,000 tonnes of annual Quintuple Zero Green Lithium capacity. The project produces lithium concentrate at its state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings.

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Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report” issued March 19, 2024, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and William van Breugel, P.Eng (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

QUALIFIED PERSON

The technical and scientific information in this news release has been reviewed and approved by Iran Zan MAIG (Membership number 7566), who is considered, by virtue of his education, experience and professional association, a Qualified Person under the terms of NI 43-101.

Mr. Zan is not considered independent under NI 43-101 as he is Sigma Lithium co-Head of Geology and co-General Manager of Sigma Lithium. Mr. Zan has verified the technical data disclosed in this news release.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Matthew DeYoe, EVP Corporate Affairs & Strategic Development

+1 (201) 819-0303
matthew.deyoe@sigmalithium.com.br

Daniel Abdo, Director, Investor Relations

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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